Filed Pursuant to Rule 433

Registration Statement No. 333-210795

Issuer Free Writing Prospectus dated April 22, 2016

Relating to Preliminary Prospectus Supplement dated April 18, 2016

JD.COM, INC.

Pricing Term Sheets

3.125% Notes due 2021 (the “2021 Notes”)

Issuer:	JD.com, Inc.
Principal Amount:	US$500,000,000
Maturity Date:	April 29, 2021
Coupon (Interest Rate):	3.125%
Public Offering Price:	99.418% of face amount
Ranking:	Senior unsecured
Format:	SEC registered
Listing:	SGX-ST
Minimum Denomination:	US$200,000 and integral multiples of US$1,000 in excess thereof
Yield to Maturity:	3.252%
Spread to Benchmark Treasury:	1.900%
Benchmark Treasury:	T 1 1/4 03/32/21 / 99-16+
Benchmark Treasury Yield:	1.352%
Interest Payment Dates:	April 29 and October 29, commencing October 29, 2016
Interest Payment Record Dates:	April 14 and October 14
Optional Redemption:	Make-whole call at any time at a redemption price equal to the greater of 100% and a discount rate of the Treasury Yield plus 25 basis points
Trade Date:	April 22, 2016
Settlement Date:	April 29, 2016
CUSIP / ISIN:	47215P AB2 / US47215PAB22
Expected Ratings*:	Moody’s: Baa3; S&P: BBB-
Joint Bookrunners:	Merrill Lynch Pierce, Fenner & Smith Incorporated UBS AG Hong Kong Branch
Co-Manager	Barclays Capital Inc.

3.875% Notes due 2026 (the “2026 Notes”)

Issuer:	JD.com, Inc.
Principal Amount:	US$500,000,000
Maturity Date:	April 29, 2026
Coupon (Interest Rate):	3.875%
Public Offering Price:	98.298% of face amount
Ranking:	Senior unsecured
Format:	SEC registered
Listing:	SGX-ST
Minimum Denomination:	US$200,000 and integral multiples of US$1,000 in excess thereof
Yield to Maturity:	4.084%
Spread to Benchmark Treasury:	2.200%
Benchmark Treasury:	T 1 5/8 02/15/26 / 97-22

Benchmark Treasury Yield:	1.884%
Interest Payment Dates:	April 29 and October 29, commencing October 29, 2016
Interest Payment Record Dates:	April 14 and October 14
Optional Redemption:	Make-whole call at any time at a redemption price equal to the greater of 100% and a discount rate of the Treasury Yield plus 30 basis points
Trade Date:	April 22, 2016
Settlement Date:	April 29, 2016
CUSIP / ISIN:	47215P AC0 / US47215PAC05
Expected Ratings*:	Moody’s: Baa3; S&P: BBB-
Joint Bookrunners:	Merrill Lynch Pierce, Fenner & Smith Incorporated UBS AG Hong Kong Branch
Co-Manager	Barclays Capital Inc.

*A securities rating is not a recommendation to buy, sell or hold securities and may be revised or withdrawn at any time. Each rating should be evaluated independently of any other rating.

We estimate that the net proceeds (after underwriting discounts and commissions and estimated net offering expenses) from the sale of the Notes will be approximately US$983.5 million. We plan to use the net proceeds from the sale of the Notes for general corporate purposes.

The pricing term sheets should be read in conjunction with the prospectus dated April 18, 2016, as supplemented by the preliminary prospectus supplement dated April 18, 2016 (the “Prospectus Supplement”), relating to this offering. The Prospectus Supplement shall be amended as follows:

1. The risk factor entitled “The indenture does not restrict the amount of additional debt that we may incur” on page S-10 shall be amended by inserting the following sentence before the last sentence:

“After the completion of this offering, we and our subsidiaries and consolidated affiliated entities may incur additional debt, including Renminbi denominated borrowings or debt securities in China.”

2. The last paragraph under the heading “Capitalization” on page S-22 shall be deleted and replaced with the following:

“After the completion of this offering, we may incur additional debt in the regular course of our business, including Renminbi denominated borrowings or debt securities in China, which may materially affect our total debt as provided in the table above.”

The Issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.  Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and prospectus supplement if you request it by calling toll free at 1-800-294-1322.

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